DNA PRECIOUS METALS, INC.
[Stationary]

January  24,   2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D. C.  20549
Attention:

Re:	DNA Precious Metals, Inc
Registration Statement on Form S-1
Filed December 20, 2011
File No. 333-178624

REQUEST FOR ACCELERATION:

Dear Sir/Madam:

In accordance with Rules 460 and 461 promulgated pursuant to the Securities Act of 1933, as amended, DNA Precious Metal, Inc.   is hereby requesting that the Company's Registration Statement on Form S-1,  as referenced above, be made effective on  January 20, 2012  or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ James Chandik
James Chandik
Chief Executive Officer